UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0056 Expires: June 30, 2018 Estimated average burden hours per response 3 0

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUINTILES IMS HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	27-1341991
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
4820 Emperor Blvd. Durham, North Carolina	27703
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities Act registration statement file number to which this form relates:	N/A (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation of Quintiles Transnational Holdings Inc., a North Carolina corporation (“Quintiles”), from the State of North Carolina to the State of Delaware (the “Reincorporation”), pursuant to a plan of conversion, dated May 3, 2016 (the “Plan of Conversion”). On May 3, 2016, Quintiles and IMS Health Holdings, Inc., a Delaware corporation (“IMS Health”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On October 3, 2016, pursuant to the Merger Agreement, IMS Health merged with and into Quintiles, with Quintiles continuing as the surviving corporation, and the separate corporate existence of IMS Health ceased (the “Merger”). It was a condition to completion of the merger that Quintiles complete the Reincorporation. Following the Merger, Quintiles changed its name to “Quintiles IMS Holdings, Inc.” (the “Company”). In connection with the Merger, the Reincorporation was accomplished by filing (1) articles of conversion with the North Carolina Secretary of State and (2) a certificate of conversion and a certificate of incorporation (the “Certificate of Incorporation”) with the Delaware Secretary of State. Pursuant to the Plan of Conversion, the Company also adopted new bylaws (the “Bylaws”). The Company hereby amends the following items, exhibits or other portions of its Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2013 regarding the description of common stock as set forth herein. The shares of common stock of the Company continue to be listed on the New York Stock Exchange under the symbol “Q.”

Unless otherwise indicated or as the context requires, all references in this document to “we,” “our” and “us” refer to Quintiles IMS Holdings, Inc.

Item 1.	Description of Registrant’s Securities to be Registered

General

Our Certificate of Incorporation provides the authority to issue 400,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 share of preferred stock, par value $0.01 per share, all of which are undesignated. Based on the shares outstanding and reserved for issuance of both Quintiles and IMS Health as of September 29, 2016, it is anticipated that there will be approximately 126,648,948 shares of common stock issued in the Merger, resulting in approximately 245,921,362 shares outstanding immediately following the Merger, with an additional 27,885,369 shares reserved for issuance under equity plans.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.

Common Stock

Voting Rights

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, holders of common stock will possess all voting power for the election of directors and all other matters requiring stockholder action, except with respect to amendments to the Certificate of Incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders. Except as otherwise provided by law, the Certificate of Incorporation or the Bylaws or in respect of the election of directors, all matters to be voted on by the Company’s stockholders must be approved by a majority of the votes cast on the matter affirmatively or negatively. In the case of an election of directors, where a quorum is present, a plurality of the votes cast will be sufficient to elect each director.

Liquidation Rights

If the Company voluntarily or involuntarily liquidates, dissolves or winds-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them.

Dividends

Subject to prior rights and preferences, if any, that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock will be entitled to receive dividends, payable in cash, property or stock, out of assets legally available at the times and in the amounts as the Company’s board of directors may from time to time determine.

Miscellaneous

Holders of common stock will have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to common stock.

Preferred Stock

The Certificate of Incorporation authorizes the Company’s board of directors, without further shareholder action, to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations or restrictions thereof, without further vote or action by the Company’s stockholders. The rights with respect to a class or series of preferred stock may be greater than the rights attached to common stock. It is not possible to state the actual effect of the issuance of any shares of the Company preferred stock on the rights of holders of common stock until the Company’s board of directors determines the specific rights attached to that class or series of preferred stock.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Delaware Anti-Takeover Statute

The Company will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, the Company is not “opting out” of this provision although it has adopted a resolution approving the merger pursuant to which shares of common stock of the Company would be acquired by, among others, TPG Global, LLC and its affiliates (the “TPG Shareholders’). The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.

Classified Board

The Certificate of Incorporation provides that the Company’s board of directors is to be divided into three classes. The directors in the first of the three classes will have terms expiring at the first annual meeting of stockholders following the effectiveness of the Certificate of Incorporation. The directors in the second of the three classes will have terms expiring at the second annual meeting of stockholders following the effectiveness of the Certificate of Incorporation, and the directors in the third of the three classes will have terms expiring at the third annual meeting of stockholders following the effectiveness of the Certificate of Incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of the Certificate of Incorporation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. The Bylaws provide that at any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. The classified board provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Removal of Directors

The Certificate of Incorporation provides that the stockholders of the Company may only remove directors for cause and only by affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of common stock. However, whenever a director has been elected by a voting group of stockholders, only the stockholders from that voting group may participate in the vote to remove him or her, and such vacancy may be filled only by the stockholders of that voting group. Upon the request of the party that nominated a director, the parties to the Shareholders Agreement by and between the Company and Dr. Dennis B. Gillings, CBE and certain of his affiliates (the “DG Shareholders”), the TPG Shareholders, certain affiliates of Bain Capital Investors, LLC (the “Bain Shareholders”), CPP Investment Board Private Holdings Inc. (the “CPP Shareholder”) and Leonard Green & Partners, L.P. (the “LGP Shareholders”) (other than the DG Shareholders) have agreed to vote for the removal of such director.

Amendments to Bylaws

The Bylaws may be amended, adopted, altered or repealed by the Company’s board of directors or by the affirmative vote of holders of at least seventy-five percent (75%) of the outstanding shares of common stock, voting together as a class, entitled to vote on the matter. During the Specified Period (as defined in the Bylaws), certain provisions of the Bylaws may only be amended by the affirmative vote of at least two-thirds (2/3) of the Company’s board of directors.

Size of Board and Vacancies

The Certificate of Incorporation and Bylaws provide that the number of directors on the Company board of directors will be fixed exclusively by its board of directors at a number of directors not less than five (5) and not more than seventeen (17). Subject to the Shareholders Agreement and the Bylaws, any vacancies created in its board of directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the directors then in office, even if less than a quorum is present. Any director appointed to fill a vacancy on the Company’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified or until his earlier resignation or removal. The Shareholders Agreement provides that a vacancy created by the death, disability, retirement or removal of a director nominated pursuant to its terms may be filled only by the shareholder group that nominated the director, or, until the 2018 annual meeting, with respect to certain other vacancies, the continuing Quintiles directors or the continuing IMS Health directors, as applicable.

Shareholder Action by Written Consent

The Certificate of Incorporation provides that stockholders may not take action by written consent in lieu of a meeting.

Special Shareholder Meetings

The Certificate of Incorporation provides that special meetings of the Company’s stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Company’s board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Requirements for Advance Notification of Shareholder Nominations and Proposals

The Bylaws provide that, except as provided in the Shareholders Agreement, stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the Company’s principal executive offices not later than 90 days nor earlier than 120 days prior to the date of the Company’s annual meeting in the preceding year, subject to changes if the annual meeting date is advanced more than 30 days before or delayed more than 60 days after the anniversary date of the preceding year’s annual meeting. The Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

No Cumulative Voting

The Certificate of Incorporation provides that stockholders do not have the right to cumulate votes in the election of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the board of directors or influence the board’s decision regarding a takeover.

Undesignated Preferred Stock

The authority of the Company’s board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Company’s board of directors will be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Corporate Opportunities

The Certificate of Incorporation provides that the Company renounces any interest or expectancy in the business opportunities of the TPG Shareholders, the Bain Shareholders, the CPP Shareholder and the LGP Shareholders and their affiliates (other than the Company and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, managing directors and/or employees, and each such person will have no fiduciary or other obligation to offer the Company their opportunities. This provision applies to these stockholders (and associated parties) only for so long as a nominee designated by the stockholder under the Shareholders Agreement continues to serve on the board. Stockholders will be deemed to have notice of and have consented to this provision of the Certificate of Incorporation.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to eliminate or limit the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Certificate of Incorporation includes such an exculpation provision. The Certificate of Incorporation includes provisions that require the Company to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of the Company or any of its subsidiaries. The Certificate of Incorporation also provides that the Company must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to the Company’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by the Company. The Certificate of Incorporation expressly authorizes the Company to carry insurance to protect the Company’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in the Company may be adversely affected to the extent that, in a class action or direct suit, the company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, the Company believes that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Exclusive Forum

The Bylaws provide that unless the Company consents in writing to the selection of an alternate forum, the sole and exclusive forum for all litigation relating to the internal affairs of the Company, including without limitation (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state court located within the State of Delaware, or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware.

The foregoing description of our common stock does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to our Current Report on Form 8-K filed with the SEC on October 3, 2016, and are hereby incorporated herein by reference.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and “poison pill” rights plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. The Company currently has no plans to issue shares, other than in connection with the merger, the transactions contemplated thereby and in the ordinary course of business.

NYSE Listing

Our common stock is listed on the New York Stock Exchange under the symbol “Q.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

Item 2. Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit No.	Description

3.1	Articles of Conversion, as filed with the North Carolina Secretary of State on October 3, 2016 (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on October 3, 2016).

3.2	Certificate of Conversion, as filed with the Delaware Secretary of State on October 3, 2016 (incorporated by reference to Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed on October 3, 2016).

3.3	Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on October 3, 2016 (incorporated by reference to Exhibit 3.3 to Registrant’s Current Report on Form 8-K filed on October 3, 2016).

3.4	Amended and Restated Bylaws, effective October 3, 2016 (incorporated by reference to Exhibit 3.4 to Registrant’s Current Report on Form 8-K filed on October 3, 2016).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUINTILES TRANSNATIONAL HOLDINGS INC.

Date: October 3, 2016	By:	/s/ James H. Erlinger III
		Name:	James H. Erlinger III
		Title:	Executive Vice President, General Counsel and Secretary